

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

<u>Via E-mail</u>
Mr. Hilario Santos Sosa, Chief Executive Officer, Chief Financial Officer and Director
Oroplata Resources, Inc.
#3 – 7 San Marcos
Puerto Plata, Dominican Republic

     **Re:    Oroplata Resources, Inc.**
              **Amendment No. 1 to Registration Statement on Form S-1**
              **Filed August 13, 2013**
              **File No. 333-188752**

Dear Mr. Sosa:

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, the interim financial statements have not been updated in accordance with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

              Sincerely,

              /s/ Pamela Howell
              for

              John Reynolds
              Assistant Director